P.O. Box 87 Denver, Colorado 80201 (800) 955-9988 (303) 534-5627

June 25, 2020

Board of Trustees

SCM Trust

1875 Lawrence Street, Suite 300

Denver, Colorado 80202-1805

Re:	Certain Expense Limits

Gentlemen:

CCM Partners, LP d/b/a Shelton Capital Management (“SCM”), as the investment adviser to the to the Shelton Emerging Markets Fund series of SCM Trust (the “Fund”), hereby agrees to the expense limitations set forth below.

SCM agrees to reimburse expenses incurred by the Fund to the extent that total annual operating expenses (excluding certain compliance costs, extraordinary expenses such as litigation or merger and reorganization expenses, for example) exceed 1.55% and 1.80%, respectively, for Institutional Class and Investor Class shares through May 1, 2021.

This agreement may only be terminated or modified in respect of the Fund with the approval of the Board of Trustees. SCM may be reimbursed for any forgone advisory fees or unreimbursed expenses within three fiscal years following a particular reduction or expense, but only to the extent the reimbursement does not cause the Fund to exceed applicable expense limits, and the effect of the reimbursement is measured after all ordinary operating expenses are calculated. Any such reimbursement is subject to the review and approval of the Board of Trustees.

If you have any questions, please do not hesitate to contact me at (415) 625-4900.

Very truly yours,

/s/ Steve Rogers
Steve Rogers
Chief Executive Officer
Shelton Capital Management

Agreed and Acknowledged:

/s/ Stephen H. Sutro	6/27/2020
Name	Date

Cc:	Peter H. Schwartz, Davis Graham & Stubbs LLP Greg Pusch, General Counsel & CCO